Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated June 5, 2020

Related to Registration Statement No. 333-236404

June 2020



BioCardia®

Bringing personalized medicine to cell therapy for heart disease

Corporate Presentation

BioCardia, Inc. (NASDAQ: BCDA)

http://www.biocardia.com/

Presentation Content and Forward-Looking Statements

Presentation Content

No part of this presentation or the information herein may be reproduced, photocopied, redistributed or passed on, directly or indirectly, to any other person, or published, in whole or in part, for any purpose without the consent of BioCardia, Inc.

Forward-Looking Statements

This presentation contains forward-looking statements that are subject to many risks and uncertainties. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from current expectations and beliefs, including but not limited to the risk factors set forth under the caption "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission and in any other subsequent filings made by the Company with the SEC, including the preliminary prospectus. Any forward-looking statements contained in this presentation speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may also access the Company's most recent preliminary prospectus, dated May 22, 2020, which is included in Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-236404), by visiting EDGAR on the SEC's website at:

https://www.sec.gov/Archives/edgar/data/925741/000143774920011690/bcda20200521_s1a.htm

Free Writing Prospectus Statement

Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated June 5, 2020
Relating to Registration Statement No. 333-236404

BioCardia, Inc. (the "Company) has filed a registration statement (including a preliminary prospectus dated May 22, 2020) with the Securities and Exchange Commission (the "SEC") in connection with the offering to which this communication relates. Before you invest you should read the preliminary prospectus in that registration statement, the information incorporated by reference therein and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You can obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, when they are available, copies of the prospectus and the preliminary prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022; or by calling toll-free (866) 803-9204. The most recent preliminary prospectus may be obtained by clicking on the active hyperlink below:

https://www.sec.gov/Archives/edgar/data/925741/000143774920011690/bcda20200521_s1a.htm

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

Offering Summary

Issuer	BioCardia, Inc.
Exchange / Ticker	Nasdaq / BCDA
Offering Size	Up to $ 10 million (100% Primary)
Over Allotment	15% (100% Primary)
Offering Details	Common Stock
Use of Proceeds	We intend to use the net proceeds from this offering for: working capital and general corporate purposes, including completing enrollment in the ongoing CardiAMP Cell Therapy pivotal trial for the treatment of heart failure, the funding of clinical development and pursuing regulatory approval of our product candidates.
Sole Book-Runner	A.G.P / Alliance Global Partners

BIOCARDIA®

About Us

BioCardia is a cardiovascular regenerative medicine company developing best in class autologous and allogenic cell therapies and delivery systems.

CardiAMP Autologous Cell Therapy

- Our CardiAMP™ Cell Therapy is designed to be a comprehensive biotherapeutic heart failure solution. The therapy uses a patients own bone marrow cells to potentially stimulate the body's natural healing response, all through a minimally-invasive, catheter-based procedure, and is being advanced for two clinical indications.

NK1R+ Allogenic Cell Therapy

- Our NK1R+ Mesenchymal Cell Therapy is an allogenic culture expanded "off the shelf" cell therapy derived from universal donor bone marrow cells that have been identified to meet specified criteria. This cell-based therapy is also being advanced for two clinical indications.

Helix Biotherapeutic Delivery System

- Our Helix Biotherapeutic Delivery System is the leading percutaneous catheter delivery system for cardiovascular regenerative medicine. It enables local delivery of cell and gene-based therapies to treat heart failure, myocardial infarction, ischemia, and cardiac conduction disorders. The Helix platform is being used in eight clinical and preclinical programs, three of which are BioCardia programs.

Advanced Biotherapeutic Pipeline

Product Candidate (Pathway)	Preclinical	Phase 1	Phase 2	Phase 3
Autologous BCDA-01	CardiAMP® for Ischemic Heart Failure uses Helix			
Autologous BCDA-02	CardiAMP® for Chronic Myocardial Ischemia uses Helix			
NK1R+ Allogenic BCDA-03	CardiALLO™ for Ischemic Heart Failure uses Helix			
NK1R+ Allogenic BCDA-04	COVID-19 ARDS			
Helix Partner-01	Acute Infarction			
Helix Partner-02	Heart Failure			
Helix Partners -03, 04, 05	Undisclosed			

Funded by Medicare (BCDA-01, BCDA-02)

Funded by partners (Helix Partner-01 through Helix Partners -03, 04, 05)

BIOCARDIA®

Financial Snapshot


BIOCARDIA INC
as of 6/2/2020
$7.00
6.00
5.00
4.00
3.50
3.00
2.50
2.00
1.50
Mar
Apr
May
262.37 Th
209.89
157.42
104.95
52.47
0.00
EDGAR Online
Vol Up
Vol Down

	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenues	$710,000	$625,000
Net Loss	$14.7M	$14.0M
Cash used in operations	$9.4M	$11.1M
Cash & Equivalents	$5.6M	$5.4M
Debt	N/A	N/A

As of 6/2/20:

- Price : $4.13
- 52 Week Range - $2.10 - $17.50
- Market Cap - $29.9 Million
- Shares Outstanding – 6.9 Million
- Fiscal year end – December 31

Nasdaq

The Problem of Heart Failure

- A **global pandemic** affecting more than 26 million people worldwide, 5.7 million people in U.S., with 50% mortality at five years.
- No existing therapies are curative, they only slow disease progression (meds, CRT, LVADs, heart transplant).
- Cell therapy holds promise to rejuvenate the heart, yet no cardiac cell therapy has been FDA-cleared to date despite decades of research.

Heart Failure in the United States

- The CDC reported that heart failure was a contributing cause of 1 in 8 deaths
- Annual cost estimated to be $39 billion, projected to increase to $70 billion in 2030, half related to hospitalization.
- LVADs and heart transplant end-stage treatment options cost in excess of $150,000 per procedure, as reported by the JHLT.
- Approximately **1.4 million patients** with ischemic NYHA II & III are believed to have potent cells for therapy.



Characterized by a large spherical heart that has lost pumping capacity.

Sources of data:
American Heart Association and American Association of HF Nurses Certification Board 2013. McMurray, JJV et. al., 2005. The Lancet, 365, pp 1877-1889
Go, A.S. et al., Heart Disease and Stroke Statistics 2013 Update:, A Report From the American Heart Association. Povsic T. et al EHJ 2018.

Our 1st Solution for Heart Failure: CardiAMP Cell Therapy

The 1st cardiac cell therapy that combines a pre-procedural assay, point of care cell processing system and transendocardial delivery system.

How is it unique from other cardiac cell therapies?

Patient Selection	1st test for a cardiac cell therapy that identifies likely responders pre-treatment
High Dose	Highest dose cell therapy using bone-marrow derived cells (BMDCs) to provoke body's healing response
Efficient Delivery	Proprietary delivery system shown to be safest[1] and most effective in helping heart retain cells[2]
Low Cost	Bedside cell processing that eliminates costly off-site manufacturing

1 Duckers H et al, Transcatheter Therapeutics 2018.
2 Mitsutake et al, Int. Heart J. (2017).

Investigational CardiAMP Cell Therapy



Pre-procedure Screening
Small amount of bone marrow collected from hipbone and sent to lab for testing
Post-procedure
Patient leaves hospital the next day
1 Cell Collection
Small amount of bone marrow obtained from hipbone
~ 20 minutes
CardiAMP™ Therapy
3 Cell Delivery
Bone marrow cells injected into damaged heart tissue through a catheter-based procedure
~30 to 45 minutes
2 Cell Processing
Bone marrow cells prepared for transfer at point of care
~ 25 minutes
04142-C (MKT)

FDA CBER regulated as device system.

Medicare reimbursement established for two pivotal trials.

BIOCARDIA®

CardiAMP Pre-procedure Screening Selects Patients Likely to Respond, Assay Performed in CLIA/CAP Laboratory

- CardiAMP Potency Assay bone marrow biomarker panel analysis at core lab:



Anticipated to select 70% most likely to respond based on therapeutic potential of their bone marrow

- One marker is CD34+ cell count, which has shown therapeutic benefit in clinical trials for CMI (Henry EHJ, 2018).
- Personalized approach to autologous cell therapy:
  - Can reduce problematic patient-to-patient variation in bone marrow cells
  - Can significantly lower cost of therapy by enabling point of care treatment and excluding patients from therapy not likely to respond
  - Potentially attractive to patients, physicians and payors

CardiAMP Cell Processing for Transfer at Point of Care with Proprietary FDA Cleared Devices


3,200 RPM
15 minutes
BIOCARDIA
CardiAMP System
ABM MNC

Provides for a 5cc dosage form with a target dosage of 200 million cells.
Superior recovery of mesenchymal stem cells and endothelial progenitor cells.

CardiAMP Cell Delivery to Damaged Regions of Heart with Proprietary Helix System, Approved in Europe


BioCardia


Morph
Helix
CardiAMP Cells

Target dosage is delivered to ten sites in the heart around the infarct zone.

CardiAMP HF : Phase 3 Pivotal Trial to Support FDA Approval

250 Ischemic Heart Failure Patients
20% ≤ Left Ventricular Ejection Fraction ≤ 40%
NYHA Class II and III
CardiAMP Potency Assay Meets Thresholds

150 Patients @200M Cells | 100 Patients Control

Changes from Phase II: NYHA Class I patients eliminated and potency assay is implemented with intent to enhance response to therapy

- **Primary endpoint:**
  - An outcomes composite score based on a three-tiered Finkelstein-Schoenfeld (FS) hierarchical analysis, an established outcomes design that has been used in other leading heart failure programs. The FS procedure is a ranked analysis that first compares each subject to each other subject for occurrence of first-tier events (time to death, in this case) and then compares patient outcomes for subsequent tiers. The tiers, starting with the most serious events, would be (1) all-cause death, including cardiac death equivalents such as heart transplant or left ventricular assist device placement, ordered by time to event; (2) non-fatal Major Adverse Coronary and Cerebrovascular Events (MACCE), excluding those deemed procedure-related occurring within the first seven days post-procedure (heart failure hospitalization, stroke or myocardial infarction), ordered by time to event, and (3) change from baseline in Six Minute Walk Distance at 12 months. Tiered FS endpoint has been used in previous important cardiac trials [N Engl J Med 379; 11, 2018]. **If the true effect size is only 50% of that observed in the Phase II trial, it is still 90% powered for the primary endpoint.**
  - **Secondary hierarchical endpoints :**
  - Non-inferiority with respect to survival (safety)
  - Non-inferiority with respect to MACE (safety)
  - Superiority with regard to quality of life as measured by the MLHFQ (efficacy)
  - Time to first heart failure (HF)-related major adverse cardiac events (efficacy)
  - Superiority with respect to survival (efficacy)

Achieved in Phase II

BIOCARDIA®

CardiAMP Heart Failure Trial Activated Clinical Sites



07 Stanford
24 CPMC
18 Swedish
19 Mayo Clinic
09 U Minnesota
03 U Wisconsin
16 Northwestern
12 Henry Ford
26 Ascension St Mary's
06 Michigan Heart
01 Johns Hopkins
27 NYU
Cornell
10 Atlantic Health
04 VCU
13 Cedars-Sinai
22 USC
15 UC Denver
Iowa Heart
14 Oklahoma Heart
20 Texas Heart
02 Univ of Florida
08 Morton Plant Mease
05 Suburban
17 MedStar
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BIOCARDIA®

CardiAMP HF Phase 3 Pivotal Trial Results To Date

- Data Safety Monitoring Board (DSMB) pre-specified interim analysis of safety outcomes for the first 74 patients treated in the Phase 3 trial of its investigational CardiAMP cell therapy product identified no safety concerns with the study results and recommended that the trial continue, as planned.
- Results from CardiAMP-HF Study Roll-In Phase: 12-month follow-up results compared to baseline (shown as mean ± sem). N=10 for baseline, 3 months, and 6 months; N=9 for 9 months where one patient was hospitalized, N = 10 for 12 months. Results compared to improvements in Phase II TAC-HFT Study.
- Improvement in six minute walk (46.4 meters) at one year is clinically meaningful in these patients based on other therapy approvals. The added beneficial comparison to a control group is expected to increase this perceived benefit. Control patient deterioration in our Phase 2 placebo group at one-year follow-up was 42.0 meters.



Change in Six Minute Walk Distance Relative to Baseline
Δ6MWD (m)
100
80
60
40
20
0
p=0.21
*p=0.01
p=0.36
p=0.06
+33.7
+47.8
+58.1
+46.4
* Statistically significant
TAC HFT +14.3 m#
3 months
6 months
9 months
12 months

Mean +/-SEM; n=10, except at 9 months, when n=9
8/10 patients had improved 6MWD at 12 months



Improvement in Quality of Life Self Assessment (MLHFQ) Versus Baseline
Points Improvement
14
12
10
8
6
4
2
0
13
10
5
10
TAC HFT Phase II Results +7.5 pts
3 Months
6 Months
9 Months
12 Months

Sources of data:
Johnston, American Heart Association, November 12, 2018
Wong Po Foo, TACHFT Study, World Congress Regen Med 2015.
04589-U (MKT) - BioCardia

CardiAMP HF Phase 3 Pivotal Trial Results To Date


Global Left Ventricular Function
LVEF (%)
35
30
25
20
p=0.18
p=0.49
28.9
29.1
32.9
TACHFT
Phase II Results
+0.97 %
Baseline
6 Months
12 Months


Change in Akinetic Wall Segments
Δ Akinetic Segments
0
-1
-2
-3
-4
-1.1
-1.9
p=0.08
p=0.04
Baseline
6 Months
12 Months


Change in Wall Motion Score
ΔWall Motion Score
0
-2
-4
-6
-8
-10
-3.0
-5.9
p=0.01
p=0.01
Baseline
6 Months
12 Months

Echo Core Lab (Yale School of Medicine)

Sources of data and additional resources:

Delivery:	Mitsutake et al, Int. Heart J. (2017)
Delivery	Safety: Duckers H et al, Transcatheter Therapeutics 2018.
Cell Potency	Johnston P. et al Circ Res 2018.
Phase I:	De la Fuente LM, et al. EuroIntervention 2011, 7: 805-812.
Phase II:	Wong Po Foo et al, World Congress of Regenerative Medicine, 2015.
Phase II:	Heldman A et al, JAMA 2014.
Phase III:	Raval A, et al AHJ, 2018
Phase III:	Johnston, American Heart Association, 11/12/18.

BIOCARDIA®

CardiAMP 2nd Indication: Chronic Myocardial Ischemia (BCDA-02)

Burden of Illness and Unmet Need

- Patients suffer from poor perceived health status and psychological distress, have significant impairment in quality of life, and represent a burden to the healthcare system due to significant use of resources
- Estimated that between 600,000 and 1.8 million patients suffer from RA, with approximately 75,000 new cases diagnosed each year

Minimal Treatment Options

- Current therapies have limitations or are associated with minimal reduction in angina

Market Opportunity

- Reachable market estimated as 200,000 patients in the United States per year, 500,000 worldwide. Of note, Ranexa from Gilead Sciences sales estimated as $800M/Year



Characterized by significant debilitating chest pain that greatly reduces quality of life.

Sources of data:
Cheng Refractory Angina 2016.
Henry T. et al. EHJ 2018.

CardiAMP 2nd Indication: Chronic Myocardial Ischemia (BCDA-02) Approved by FDA, First Site Activation Q2 2020

CardiAMP Chronic Myocardial Ischemia Trial, NCT03455725, **IDE Trial for Premarket Approval**

40 centers, 343 Chronic Myocardial Ischemia Patients

Open Label Roll In

200M Cells (N=10)

Randomized Sham Controlled Therapy at 200M cells

to Treatment (N=333) 2:1

10 peri-infarct injection sites

Helix System

Primary endpoint is total exercise time. Hierarchical secondary endpoints of MACE, survival.


A
Death
% with event
P=0.0025
Time from Baseline (in months)
B
MACE
P=0.14
Time from Baseline (in months)
CD34+: 179 179 161 159 156 147 145 142 99
Placebo 87 85 79 79 75 69 65 64 39
179 169 146 138 131 121 115 108 73
88 82 71 67 62 56 51 49 27
Auto-CD34+ Cells
Active Control

- The Kaplan–Meier analysis for clinical events for CD34+ trial: (A) mortality (B) composite of death, myocardial infarction, stroke, and CV-hospitalization. CV, cardiovascular; MACE, major adverse cardiac events. CardiAMP expected to have higher effective CD34+ dosage. Adaptive statistical analysis plan with anticipated read out at 100 patients.
- Trial is reimbursed by Medicare.

Sources of data: Henry T. et al. EHJ 2018.

Alternate HF Therapy: CardiALLO Cell Therapy (BCDA-03)
Initially Targeting Ischemic Heart Failure Patients Excluded from CardiAMP

Burden of Illness and Unmet Need

- Chronic disease with 50% mortality at five years, impacts 1 in 5 adults over age of 40.
- Annual cost estimated to be $39 billion, projected to increase to $70 billion in 2030, half related to hospitalization

Minimal Treatment Options

- Despite advances in pharmaceutical chemistry and device development, options are limited.
- BCDA-3 targeted for 30% of patients who do not meet cell potency assay based on results in BCDA-01.

Market Opportunity

- Targeting patients excluded from CardiAMP HF based on cell potency, may be approximately 200K patients in USA.
- Potential to be advanced for other indications.



Allogenic NK1R+ Mesenchymal Stem Cells believed to be highly potent cells that respond to the primary mediator of injury, pain, and inflammation- Substance P.

Manufactured at BioCardia.

Sources of data:
American Heart Association and American Association of HF Nurses Certification Board 2013. McMurray, JJV et. al., 2005. The Lancet, 365, pp 1877-1889
Go, A.S. et al., Heart Disease and Stroke Statistics 2013 Update:, A Report From the American Heart Association. Povsic T. et al EHJ 2018.

Alternate HF Therapy: NK1R+ CardiALLO Cell Therapy (BCDA-03) Clinical Results and Development Strategy

Three BioCardia co-sponsored culture expanded mesenchymal cell clinical trials in heart failure have been completed and published:

- Comparison of Allogenic vs Autologous Bone Marrow Derived Mesenchymal Stem Cells Delivered by Transendocardial Injection in Patients with Ischemic Cardiomyopathy, The POSEIDON RANDOMIZED TRIAL , Journal of the American Medical Association 2012.
- Transendocardial Mesenchymal Stem Cells and Mononuclear Bone Marrow Cells for Ischemic Cardiomyopathy , The TAC-HFT Randomized Trial , Journal of the American Medical Association 2013.
- Dose Comparison of Allogenic Mesenchymal Stem Cells in Patients with Ischemic Cardiomyopathy, The TRIDENT Study, Circulation Research, 2017.

Conclusions

- Similar benefits and risks between allogeneic to autologous MSC delivered with Helix
- High dose allogeneic MSC delivered with Helix more effective vs. low dose

Path forward is clear and based on clinical experience and rigorous data

- Submitted IND in heart failure to follow these three trials, with enhanced approach using Neurokinin 1 R+ cells, initially in patients excluded from BCDA-01 by potency assay.
- Patent applications in EU and USA have published.
- IND submission data is looking good as shown below.



P=0.0017
P=0.0010
Ejection Fraction %
80
60
40
20
0
Vehicle
high dose
low dose

Three Commercially Viable and Potentially Pivotal Cardiac Programs

CardiAMP cell therapy (BCDA-01, 02)

- Regulated and manufactured as a procedure kit with anticipated low cost of goods and long shelf life
- For both leading indications, CardiAMP fits into standard interventional cardiology device channels
- Most components approved in EU and/or USA, but not for cardiovascular therapeutic usage


BIOCARDIA

CardiALLO cell therapy (BCDA-03)

- The stem cells selected for by the receptor for Substance P, the primary neuropeptide for pain
- Treats patients not possible to be treated with CardiAMP
- Potential orphan indication
- “Off the shelf” cell therapy
- Leverages delivery system




CardiALLO

NK1R+ Allogenic Cell Therapy (BCDA-04)
Potential for Inflammatory Respiratory Disease

- The anti-inflammatory effects of MSC have been well-documented and MSC have been shown to reduce inflammation and injury in models of lung disease. The specific MSCs used in BioCardia's allogenic cell therapy are expanded from cells selected for the presence of the NK1 receptor, which is known to bind to substance P, an important neuropeptide associated with inflammation throughout the body and a primary mediator of inflammation in the airways.

- Early data from peers is compelling in COVID-19 Acute Respiratory Distress.



Alveolus
Inflammatory cytokines
Leukocyte
Macrophage
Bronchus
Epithelial cell
Goblet cell
Substance P
Type II pneumocyte
Type I pneumocyte
Mast cell
Smooth-muscle cells
Sensory-nerve fibers
Venule

NEJM 1997

1. Iter SS, Rojas M. Anti-inflammatory effects of mesenchymal stem cells: novel concept for future therapies. Expert Opin Biol Ther. 2008 May;8(5):569-81.
2. Colten HR, Krause JE. Pulmonary inflammation - a balancing act, N Engl J Med. 1997;336(15):1094-1096.
3. O'Conno rTM, O'Connell J, O'Brien DI, Goode T , Bredin P, Shanahan F. The role of substance P in inflammatory disease, J Cell. 2004 March;201:167-180.

Intellectual Property Overview

- Exclusive rights to over 65 patents and patent applications in USA, Europe, China, India, and Japan covering CardiAMP Cell Therapy, CardiALLO Cell Therapy, Helix biotherapeutic delivery system and Morph vascular access catheter products.

- Most recently issued USA patents are below with expiration excluding any potential patent term extensions.

US Patent No.	Patent Title	Expiration on or after
10,632,281	Drug Delivery Catheters that Attach to Tissue and Methods for Their Use	2023
10,520,505	Methods of measuring therapeutic potency potential and defining dosages for autologous cell therapy	2034
10,071,226	Radial and trans-endocardial delivery catheter	2034
10,035,982	Method of preparing autologous cells and methods of use for therapy	2029
9,945,854	Methods of measuring therapeutic potency potential and defining dosages for autologous cell therapy	2034
9,752,123	Method of Preparing Autologous Cells and Methods of Use for Therapy	2029
9,517,199	Treatment for chronic myocardial infarct	2027
9,504,642	Treatment for chronic myocardial infarct	2027
9,301,975	Method of preparing autologous cells and method of use for therapy	2029
8,496,926	Treatment for chronic myocardial infarction	2027

Additional nonexclusive rights from partnering agreements have been secured.

Anticipated Catalysts

- ✓ Q1 2020 — CardiAMP Heart Failure DSMB Review- Safety (BCDA-01)
- Q2 2020 — Phase III pivotal trial commencement/first sites activated in CardiAMP Chronic Myocardial Ischemia (CMI) Trial, the second Phase III pivotal trial of CardiAMP (BCDA-02)
- Q2 2020 — FDA acceptance of Investigational New Drug application for CardiALLO Neurokinin-1 Receptor Positive Mesenchymal Stem Cell Therapy (BCDA-03), the Company's second therapeutic platform, for the treatment of ischemic heart failure.
- Q4 2020 — FDA acceptance of Investigational New Drug application for Neurokinin-1 Receptor Positive Mesenchymal Stem Cell Therapy (BDCA-04) for the treatment of ARDS as a result of COVID-19
- Q4 2020 — Pre-specified Data Safety Monitoring Board Review of all patients enrolled, including futility analysis, based on sixty (60) patients that will have reached the primary one-year follow-up endpoint at the time of analysis (BCDA-01)
- Q4 2020 — Pre-specified Data Safety Monitoring Board Review of safety data from roll-in cohort in CardiAMP CMI Trial (BCDA-02)

BIOCARDIA®

Leadership Team Advancing Autologous and Allogenic Cell Therapies and Partnering Delivery Technologies to Enable Others



Peter Altman, PhD	David McClung	Eric Duckers, MD, PhD	Ian McNiece, PhD	Sujith Shetty, MD	Phil Pesta	Jeff Emery, PhD	Debby Holmes-Higgin
CEO	Chief Financial Officer	Chief Medical Officer	Chief Scientific Officer	VP Clin Reg	VP Operations	VP R&D	VP Clinical

BIOCARDIA®
Thank you.

Peter Altman, PhD
Chief Executive Officer
NASDAQ: BCDA